Exhibit (d)(4)

AMENDMENT NO. 1

TO THE

AGREEMENT AND PLAN OF MERGER

among

DYNEGY INC.,

IEH MERGER SUB LLC

and

IEP MERGER SUB INC.

Dated as of February 13, 2011

This AMENDMENT NO. 1 TO THE AGREEMENT AND PLAN OF MERGER is dated as of February 13, 2011 (this “Amendment”), and is entered into among Dynegy Inc., a Delaware corporation (the “Company”), IEH Merger Sub LLC, a Delaware limited liability company (“Parent”), and IEP Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Agreement and Plan of Merger, dated as of December 15, 2010, between the Company, Parent and Merger Sub (the “Merger Agreement”).

WHEREAS, the parties desire to amend the Merger Agreement so as to, among other things, provide for the extension of the Offer until February 18, 2011;

WHEREAS, the Board of Directors of the Company, acting upon the unanimous recommendation of the Special Committee, has, upon the terms and subject to the conditions set forth in the Merger Agreement as amended by this Amendment, unanimously (i) determined that the transactions contemplated by the Merger Agreement as amended by this Amendment, including the Offer and the Merger, are fair to, and in the best interests of the Company and its stockholders, (ii) approved and declared advisable the Merger Agreement as amended by this Amendment and the transactions contemplated thereby, including the Offer and the Merger, and (iii) recommended that the Company’s stockholders accept the Offer, tender their Shares to Parent in the Offer and, to the extent applicable, adopt the Merger Agreement as amended by this Amendment;

WHEREAS, each of the sole member of Parent and the Board of Directors of Merger Sub has, upon the terms and subject to the conditions set forth in the Merger Agreement as amended by this Amendment, unanimously (i) determined that the transactions contemplated by the Merger Agreement as amended by this Amendment, including the Offer and the Merger, are fair to, and in the best interests of it and its members or stockholders, as applicable, and (ii) approved and declared advisable the Merger Agreement as amended by this Amendment and the transactions contemplated thereby, including the Offer and the Merger;

WHEREAS, the parties have agreed to amend the Merger Agreement as provided in this Amendment;

NOW, THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto hereby agree as follows:

1. Amendment of Section 1.1(d). Section 1.1(d) of the Merger Agreement is hereby amended by inserting the following sentence immediately after the fourth sentence of such Section:

“Notwithstanding the foregoing, so long as this Agreement has not been terminated pursuant to Article IX or the Offer has not been terminated pursuant to Section 1.1(f) (and subject to each party’s rights to terminate this Agreement pursuant to Article IX), prior to 9:00 a.m., New York City time, on February 14, 2011, Parent shall extend the Offer and the Expiration Date to 5:00 p.m., New York City time, on February 18, 2011 (such date and time, the “Offer End Date”) and Parent shall not extend the Offer or the Expiration Date beyond such time.”

2. Amendment of Section 1.1(f). Section 1.1(f) of the Merger Agreement is hereby amended by deleting the third sentence thereof in its entirety and replacing it with the following:

“A “Tender Termination” is a termination of this Agreement pursuant to Section 9.3(a) in connection with a Subsequent Transaction, Section 9.1(a), Section 9.1(b), Section 9.3(b), Section 9.3(c)(i), Section 9.3(d), Section 9.4(c) or Section 9.4(d).”

3. Amendment of Section 9.1. Section 9.1 of the Merger Agreement is hereby amended and restated in its entirety to read as follows:

“9.1. Termination by Mutual Consent; Offer End Date. (a) This Agreement may be terminated and the Offer and the Merger may be abandoned at any time prior to the Effective Time, whether before or after the adoption of this Agreement by the stockholders of the Company referred to in Section 8.1(a), by mutual written consent of the Company and Parent by action of their respective boards of directors or

(b) this Agreement shall automatically terminate if the Tender Offer Conditions shall not have been satisfied or earlier waived (provided that neither the Company nor Parent shall have any obligation to waive any Tender Offer Conditions) by the Offer End Date.”

4. Amendment of Section 9.5(b)(i). Section 9.5(b)(i) of the Merger Agreement is hereby amended and restated in its entirety to read as follows:

“(i) (x) before obtaining the Company Requisite Vote, this Agreement is terminated pursuant to Section 9.2(a) (the section relating to the Termination Date), Section 9.2(b) (the section relating to failure to receive stockholder approval) or Section 9.1(b) (the section relating to the Offer End Date) and (y) within eighteen (18) months of such termination the Company shall have consummated an Acquisition Proposal (provided that for purposes of this clause (y) the references to “20%” in the definition of “Acquisition Proposal” shall be deemed to be references to “50%”) as a result of which the holders of Shares shall be entitled to receive, either directly or indirectly, consideration (whether cash or otherwise) having an aggregate value of more than $5.50 per Share”

5. Amendment of Section 9.5(b)(iv). Section 9.5(b)(iv) of the Merger Agreement is hereby amended and restated in its entirety to read as follows:

“(iv) (x) (A) before obtaining the Company Requisite Vote, this Agreement is terminated pursuant to Section 9.2(a) (the section relating to the Termination Date), or Section 9.2(b) (the section relating to failure to receive stockholder approval) or (B) this Agreement is terminated pursuant to Section 9.1(b) (the section relating to the Offer End Date), (y) any Person shall have made or publicly announced a bona fide Acquisition Proposal after the date of this Agreement but prior to such termination, and such Acquisition Proposal shall not have been publicly withdrawn without qualification in a manner that would reasonably be expected to adversely affect (A) in the case of a termination referred to in clause (x)(A) of this Section 9.5(b)(iv), the receipt of the Company Requisite Vote in any material respect at least ten (10)

calendar days prior to, with respect to Section 9.2(a), the date of termination, or at least five (5) business days prior to, with respect to a termination pursuant to Section 9.2(b), the Stockholders Meeting or (B) in the case of a termination referred to in clause (x)(B) of this Section 9.5(b)(iv), the satisfaction of the Minimum Condition in any material respect at least two (2) business days prior to the Offer End Date and (z) within eighteen (18) months of such termination the Company shall have consummated an Acquisition Proposal (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in clause (y) of this Section 9.5(b)(iv)) (provided that for purposes of this clause (z) the references to “20%” in the definition of “Acquisition Proposal” shall be deemed to be references to “50%”)”

6. Amendment of Section 9.5(c). Section 9.5(c) of the Merger Agreement is hereby amended and restated in its entirety to read as follows:

“(c) In the event of termination of this Agreement (i) pursuant to Section 9.1(b), (ii) by either party pursuant to 9.2(b) (or a termination by the Company pursuant to a different section of Section 9.2 at a time when this Agreement was terminable pursuant to Section 9.2(b)) or (iii) by Parent pursuant to Section 9.4(b), then the Company shall promptly, but in no event later than three (3) business days after being notified of such by Parent pay Merger Sub or its designee in respect of expenses incurred by Parent, Merger Sub and their respective Affiliates in connection with this Agreement and the transactions contemplated by this Agreement and as consideration for entering into this Agreement an amount equal to $5 million (the “Parent Expenses”) by wire transfer of same day funds.”

7. Amendment of Section 10.1. Section 10.1 of the Merger Agreement is hereby amended and restated in its entirety to read as follows:

“This Article X and the agreements of the Company, Parent and Merger Sub contained in Article V and Sections 7.9 (Employee Benefits), 7.10 (Expenses), 7.11 (Indemnification; Directors’ and Officers’ Insurance) and 7.19 (Confidentiality) shall survive the consummation of the Merger. This Article X and the agreements of the Company, Parent and Merger Sub contained in Section 1.1(f) (Offer Termination), Section 1.1(h) (Continuation of the Offer), the last sentence of Section 1.2(b) (Stockholder Information), Section 7.10 (Expenses), clauses (g) and (h) of Section 7.5 (Filings; Reasonable Best Efforts; Other Actions; Notification), Section 7.12 (Takeover Statutes), Section 7.13 (Parent Vote); clauses (b) and (d) of Section 7.19 (Confidentiality); Section 7.21 (Rights Plan) and Section 9.5 (Effect of Termination and Abandonment) shall survive the termination of this Agreement. All other representations, warranties, covenants and agreements in this Agreement shall not survive the consummation of the Merger or the termination of this Agreement.”

8. Additional Representations of the Company. The Company hereby represents and warrants to Merger Sub and Parent as follows:

Authority Relative to Amendment. The Company has all necessary corporate power and authority to execute and deliver this Amendment, and, subject only to, assuming the representations and warranties of Parent and Merger Sub set forth in Section 6.2(h) of the Merger Agreement are true and correct, adoption of this

Agreement by the Company Requisite Vote, to perform its obligations hereunder. The execution and delivery of this Amendment by the Company have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of the Company are necessary to authorize the execution and delivery of this Amendment. This Amendment has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Merger Sub and Parent, this Amendment constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to the Bankruptcy and Equity Exception.

9. Additional Representations of Parent and Merger Sub. Parent and Merger Sub each hereby represent to the Company as follows:

Authority Relative to Amendment. No vote of holders of capital stock or membership interests of Parent is necessary to approve this Amendment or the other transactions contemplated hereby. Parent and Merger Sub have all necessary power and authority to execute and deliver this Amendment, and to perform their respective obligations hereunder. The execution and delivery of this Amendment by Parent and Merger Sub have been duly and validly authorized by all necessary corporate or similar action on the part of Parent and Merger Sub, and no other corporate or similar proceedings on the part of Parent or Merger Sub are necessary to authorize the execution and delivery of this Amendment. This Amendment has been duly and validly executed and delivered by Parent and Merger Sub and, assuming the due authorization, execution and delivery by the Company, this Amendment constitutes a legal, valid and binding obligation of Parent and Merger Sub, enforceable against Parent and Merger Sub in accordance with its terms, subject to the Bankruptcy and Equity Exception.

10. References to the Merger Agreement. After giving effect to this Amendment, each reference in the Merger Agreement to “this Agreement”, “hereof”, “hereunder”, “herein” or words of like import referring to the Merger Agreement shall refer to the Merger Agreement as amended by this Amendment and all references in the Company Disclosure Letter and the Parent Disclosure Letter (together, the “Disclosure Schedules”) to “the Agreement” and “the Merger Agreement” shall refer to the Merger Agreement as amended by this Amendment.

11. Construction. Except as expressly provided in this Amendment, all references in the Merger Agreement and the Disclosure Schedules to “the date hereof” and “the date of this Agreement” shall refer to December 15, 2010.

12. Other Miscellaneous Terms. The provisions of Article X (Miscellaneous and General) of the Merger Agreement shall apply mutatis mutandis to this Amendment, and to the Merger Agreement as modified by this Amendment, taken together as a single agreement, reflecting the terms therein as modified hereby.

13. No Further Amendment. Except as amended hereby, the Merger Agreement shall remain in full force and effect.

[Signatures Appear on the Following Pages]

IN WITNESS WHEREOF, this Amendment has been duly executed and delivered by the duly authorized officers of the parties hereto as of the date first written above.

DYNEGY INC.

By
Name:
Title:

IEH MERGER SUB LLC

By
Name:
Title:

IEP MERGER SUB INC.

By
Name:
Title: